April 25, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Priscilla Dao

Re:	Acceleration Request for Skkynet Cloud Systems, Inc.
Registration Statement on Form S-1 (File No. 333-262797)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Skkynet Cloud Systems, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may come effective at 12:00 p.m., Washington D.C. time, on Tuesday, April 26, 2022, or as soon as practicable thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

The Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Skkynet Cloud Systems, Inc.

By:
Lowell T. Holden
Chief Financial Officer

Skkynet Cloud Systems · 2233 Argentia Road · Suite 306 · Mississauga · ON · L5N 2X7 · 1.888.702.7851 · skkynet.com